LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2013	sbrown@luselaw.com

October 27, 2021

Jessica Livingston, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	CFSB Bancorp, Inc.

Registration Statement on Form S-1

Filed September 9, 2021

File No. 333-259406

Dear Ms. Livingston:

On behalf of CFSB Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated October 5, 2021, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a “Recent Developments” section has been added to the Amended S-1.

Registration Statement on Form S-1

General

1.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

The Company does not intend to provide any written materials to investors other than the Prospectus, the Prospectus Supplement for participants in the Colonial Federal Savings Bank 401(k) Plan that is included in the Amended S-1, and the stock order form and the marketing materials that were filed as exhibits to the Amended S-1.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Jessica Livingston

October 27, 2021

Risk The Reorganization and Offering

How We Determined the Stock Pricing and the Number of Shares to be Issued, page 104

2.

Expand the penultimate paragraph on page 105 to include the reasons for the Appraiser’s downward adjustments for profitability, growth, viability of earnings, dividends, liquidity of the shares, and marketing of the issue. Please also expand the summary section to disclose these downward adjustments and summarize the reasons for the adjustments.

The requested changes have been made on pages 5 and 110of the prospectus.

*    *    *    *    *

We believe the foregoing is responsive to the staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2013.

Very truly yours,

/s/ Scott A. Brown
Scott A. Brown

cc:	Eric Envall, Esq., Securities and Exchange Commission

Michael E. McFarland, President and Chief Executive Officer, CFSB Bancorp, Inc.

Lawrence M.F. Spaccasi, Esq., Luse Gorman, PC